UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

Commission file number: 1-4033

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN
(full title of the plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the plan)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of issuer's principal executive offices and address of the plan)

Vulcan Materials Company Construction Materials
Divisions Hourly Employees Savings Plan

Financial Statements as of December 31, 2006 and 2005,
 for the Year Ended December 31, 2006,
Supplemental Schedule as of December 31, 2006,
and Report of Independent Registered Public Accounting Firm

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE --
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006 NOTE:All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable	10
SIGNATURES	11
EXHIBIT 23 - CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	12
EXHIBIT 99 - CERTIFICATION PURSUANT TO SECTION 906 OF SARBANES-OXLEY	13

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
Vulcan Materials Company Construction Materials
Divisions Hourly Employees Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama
June 27, 2007

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

Interest in Vulcan Materials Company
Master Trust, at fair value	$104,211,672	$87,385,006
Participant loans	7,632,238	6,625,455

Total interest in master trust	111,843,910	94,010,461

CONTRIBUTIONS RECEIVABLE:
Employer	2,160	29,387
Employee	-	84,456

Total contributions receivables	2,160	113,843

TOTAL	111,846,070	94,124,304

LIABILITIES

EXCESS CONTRIBUTIONS PAYABLE	-	249,911

Total liabilities	-	249,911

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	111,846,070	93,874,393
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(88,411)	(30,790)

NET ASSETS AVAILABLE FOR BENEFITS	$111,757,659	$93,843,603
See notes to financial statements.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Investment income from interest in Vulcan Materials Company Master Trust	$17,457,092
Participant loan interest income	494,988

Contributions:
Employee	8,124,613
Employer	2,979,821

Total contributions	11,104,434

Total additions to net assets	29,056,514

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals by participants	9,989,306
Transfer of participants’ investment accounts to other
Vulcan Materials Company plans (Note 1)	1,153,152

Total deductions from net assets	11,142,458

NET INCREASE	17,914,056

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	93,843,603

End of year	$111,757,659

See notes to financial statements.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

General — The Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the “Plan”), a defined contribution employee benefit plan established effective October 1, 1983, and most recently restated effective January 1, 2006, for the purpose of providing for accumulation of savings for qualifying nonunion hourly employees of Vulcan Materials Company’s (the “Company”) Southeast, Mideast, Midsouth, Southwest, Western, Southern Gulf Coast, and Midwest divisions.

The Company has designated a portion of the Plan consisting of the Company’s common stock fund as an employee stock ownership plan (“ESOP”). The ESOP fund allows a participant to elect to have the dividends on the Company’s common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s divisions. In these instances, the net assets of the participant’s account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Master Trust (the “Master Trust”).

All assets of the Plan are held by the Northern Trust Company of Chicago, Illinois (the “Trustee”). The Company pays the administrative costs of the Plan, including the Trustee’s fees and charges. Hewitt Associates LLC (the “Recordkeeper”) is the recordkeeper for the Plan.

Participation and Vesting — Generally, hourly employees qualify to participate on the first of the month following completion of two months of employment service. Participants are fully vested in all contributions at all times.

Contributions — The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pretax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $15,000 for 2006. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees. For participants over the age of 50, additional contributions may be made in the amount of $5,000 for the year ended December 31, 2006.

The Company expects to make matching contributions from current and accumulated earnings and profits to match a portion of an employee’s contribution (whether pretax, after-tax, or both) ranging from 0% to 100% of that contribution based on the participant’s years of service, not to exceed 4% of the employee’s earnings.

Investment Options — Participants’ contributions are invested in 13 separate investment funds of the Plan in proportions elected by the participant. The Company’s matching contributions are invested in the fund which invests primarily in the Company’s common stock, and are nonparticipant-directed. See Note 4 for further information on nonparticipant-directed contributions.

Participant Accounts — Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings thereon. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pretax contributions and the portion attributable to after-tax contributions. Earnings (losses) are allocated to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Distributions and Withdrawals — A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $5,000, in which case the participant may defer distribution until age 70-1/2. As of December 31, 2006 and 2005, benefits of $18,150,943 and $15,413,299, respectively, were due to individuals who were separated from the Plan.

Prior to termination of employment, a participant may withdraw any amount up to the value of his or her entire account provided, however, that (1) no portion of an actively employed participant’s pay conversion contribution account may be distributed to him or her before age 59-1/2, unless the administrative committee approves a “hardship” withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant, who has not been a participant in the Plan for at least 60 months.

Participant Loans — Participants may apply for a single loan equal to the lesser of 50% of the participant’s total account or $50,000. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan bearing interest at the Prime interest rate, plus 1%. The average rate of interest on loans approximated 7% and 5.7% as of December 31, 2006 and 2005, respectively. A loan is considered an investment of the Plan. The participant’s investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s investment accounts in accordance with his or her current investment direction. Loans must be repaid on a per-pay-period basis through payroll deductions within 60 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Pronouncement– As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The accompanying statements of net assets available for benefits present these investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The financial statements reflect the retroactive adoption of the FSP.  The statement of changes in net assets available for benefits is prepared on a contract value basis and was not affected by the FSP.

Valuation of Investments and Income Recognition — The Plan’s investment in the Master Trust represents its proportionate interest. The Plan’s investment in the Master Trust is presented at estimated fair value, which has been determined based on the underlying fair values of the assets of the Master Trust.

Investments, other than guaranteed investment contracts, are reported at fair value. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last day of the year. Investments in common/collective-trust funds are estimated at fair value based on underlying investments in those funds.  Fully benefit-responsive guaranteed investment contracts are stated at fair value based on underlying investments in those funds.  Fully benefit-responsive guaranteed investment contracts are stated at fair value and then adjusted to contract value.  Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risks of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 5.05% for 2006, and 4.25% for 2005. Loans to participants are valued at outstanding loan balances.

The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including U.S. government securities, guaranteed investment contracts, corporate debt instruments, guaranteed investment contracts, other equities, common/collective-trusts, interest-bearing cash, commingled funds, corporate equity instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

3.	INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Company. Each participating plan has an undivided interest in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the Master Trust is allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The fair value of investments of the Master Trust at December 31, 2006 and 2005, is summarized as follows:

	2006	2005

Vulcan Materials Company common stock*	$375,531,031	$301,996,762
Guaranteed investment contracts	33,419,210	31,627,211
Corporate debt investments-preferred	89,905,555	45,582,262
U.S. government securities	93,064,350	77,811,466
Other equities	23,538,252	18,525,144
Interest-bearing cash	82,926,974	95,060,676
Value of interest in common/collective-trusts	386,531,827	381,898,901
Corporate equity investments-common	86,537,066	81,057,945
Commingled funds holding principally venture capital and partnership investments	66,946,327	51,334,314
Total Assets	1,238,400,592	1,084,894,681

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(1,050,635)	(382,263)

	$1,237,349,957	$1,084,512,418

Percentage of Plan’s investments in the
Master Trust’s investments	8.4%	8.1%
*Consists of both participant-directed and nonparticipant-directed contributions. See Note 4.

The total investment income of the Master Trust for the year ended December 31, 2006, is summarized as follows:

Interest	$12,354,762
Dividends	7,537,512
Other	1,315,352
Net investment gains	187,409,875

Total	$208,617,501

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Company’s common stock, which includes both participant- and nonparticipant-directed investments is as follows:

Net assets — beginning of year	$301,996,762

Changes in net assets:
Investment income	100,673,023
Employer’s contributions	9,392,578
Participants’ contributions	8,117,990
Benefits paid to participants	(27,910,269)
Transfers to participant-directed investments — net	(16,739,053)

Net change	73,534,269

Net assets — end of year	$375,531,031

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act (ERISA).

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 10, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006 and 2005, the Master Trust held 4,122,980 and 4,349,188 shares, respectively, of common stock of the Company with a cost basis of $154,531,355 and $133,325,293, respectively. During the year ended December 31, 2006, the Master Trust recorded dividend income of $6,304,117 attributable to its investment in the Company’s common stock.

******

SUPPLEMENTAL SCHEDULE
(see Report of Independent Registered Public Accounting Firm)

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(c) Description of Investment, Including
(a)	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

*	Various plan participants	Participant loans at interest rates of 5%
		to 10.5% maturing in 1 to 60 months	**	$7,632,238

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	VULCAN MATERIALS COMPANY CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN By: /s/ Charles D. Lockhart Charles D. Lockhart Chairman of the Administrative Committee

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-28398 on Form S-8 of our report dated June 27, 2007, appearing in this Annual Report on Form 11-K of Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama
June 27, 2007

Exhibit 99
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Charles D. Lockhart, Chairman of the Administrative Committee of the Plan, who performs the functions equivalent to a chief executive officer and chief financial officer of the Plan, hereby certifies, that, on the date hereof:

(1)	such Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and
(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.
Date: June 29, 2007	/s/ Charles D. Lockhart Charles D. Lockhart Chairman, Administrative Committee Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.